

November 8, 2013

<u>Via Facsimile</u>
Robert A. Livingston
President and Chief Executive Officer
Dover Corporation
3005 Highland Parkway
Downers Grove, IL 60515

     Re: **Dover Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed February 15, 2013
            File No. 1-4018

Dear Mr. Livingston:

We refer you to our comment letter dated September 17, 2013 regarding business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Cecilia Blye

                           Cecilia Blye, Chief
                           Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance